UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OPOWER, INC.

(Name of Subject Company (Issuer))

OLYMPUS II ACQUISITION CORPORATION

(Offeror)

a subsidiary of

OC ACQUISITION LLC

(Parent of Offeror)

a subsidiary of

ORACLE CORPORATION

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.000005 Per Share

(Title of Class of Securities)

68375Y109

(CUSIP Number of Class of Securities)

Brian S. Higgins

Vice President and Associate General Counsel

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

Telephone: (650) 802-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$623,137,491.11	$62,749.95

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.000005 per share, of Opower, Inc. (the “Company”), at a purchase price of $10.30 per share, net to the seller in cash, without interest thereon and subject to any required tax withholding. Such shares consist of: (i) 53,592,014 shares of common stock of the Company that were issued and outstanding as of May 11, 2016; (ii) 2,750,499 shares common stock of the Company potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of May 11, 2016; (iii) 5,391,108 shares of common stock of the Company issuable upon the settlement of outstanding restricted stock units as of May 11, 2016; and (iv) 22,917 shares of common stock of the Company issuable upon the settlement of outstanding restricted stock awards as of May 11, 2016. The foregoing figures have been provided by the issuer to the offeror and are as of May 11, 2016, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by Olympus II Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value, $0.000005 per share (the “Shares”), of Opower, Inc., a Delaware corporation (the “Company”), at a purchase price of $10.30 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

The Agreement and Plan of Merger, dated as of May 1, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreements, dated as of May 1, 2016 (as they may be amended from time to time, the “Tender and Support Agreements”) with Jeremy Kirsch, Thomas Kramer, Alex Laskey, Mark McLaughlin, Dipchand Nishar, Gene Riechers, Marcus Ryu, Donald Saelinger, Jon Sakoda, Daniel Yates and New Enterprise Associates 12, Limited Partnership, a copy of the form of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Opower, Inc., a Delaware corporation. The Company’s principal executive offices are located at 1515 North Courthouse Road, 8th Floor, Arlington, VA 22201. The Company’s telephone number is (703) 778-4544.

(b) This Schedule TO relates to the outstanding shares of common stock, par value $0.000005 per share, of the Company. The Company has advised Purchaser, Parent and Oracle that, as of May 11, 2016 (the most recent practicable date) 53,592,014 Shares were issued and outstanding.

(c) The information set forth in Section 6 (entitled “Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of the Filing Person.

(a) – (c) This Schedule TO is filed by Purchaser, Parent and Oracle. The information set forth in Section 8 (entitled “Certain Information Concerning Oracle, Parent and Purchaser”) of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(i) – (viii), (xii), (a)(2)(i) – (iv), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the Introduction

•	the Summary Term Sheet

•	Section 1 – “Terms of the Offer”

•	Section 2 – “Acceptance for Payment and Payment for Shares”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 4 – “Withdrawal Rights”

•	Section 5 – “Certain United States Federal Income Tax Consequences of the Offer”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

•	Section 17 – “Appraisal Rights”

•	Section 19 – “Miscellaneous”

(a)(1)(ix) – (xi), (a)(2)(v) – (vi) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c)(1)-(7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Introduction”

•	the “Summary Term Sheet”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 13 – “Certain Effects of the Offer”

•	Schedule I

Item 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 9 – “Source and Amount of Funds”

(b), (d) Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Schedule I

(b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser”

•	Schedule I

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	the “Summary Term Sheet”

•	Section 3 – “Procedures for Accepting the Offer and Tendering Shares”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 18 – “Fees and Expenses”

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser”

•	Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company”

•	Section 11 – “The Merger Agreement; Other Agreements”

•	Section 12 – “Purpose of the Offer; Plans for the Company”

(a)(2) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 12 – “Purpose of the Offer; Plans for the Company”

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(3) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 15 – “Conditions of the Offer”

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

(a)(4) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 13 – “Certain Effects of the Offer”

(a)(5) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	Section 16 – “Certain Legal Matters; Regulatory Approvals”

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 16, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated May 16, 2016.*

(a)(5)(A)	Press Release issued by Oracle Corporation on May 2, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on May 3, 2016).

(a)(5)(B)	General Presentation issued by Oracle Corporation on May 2, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on May 3, 2016).

(a)(5)(C)	FAQ issued by Oracle Corporation on May 2, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on May 3, 2016).

(a)(5)(D)	Customer and Partner Letter issued by Oracle Corporation on May 2, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on May 3, 2016).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2016, by and among Opower, Inc., OC Acquisition LLC, Olympus II Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Opower, Inc. with the SEC on May 2, 2016).

Exhibit No.	Description
(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Opower, Inc. on May 16, 2016).

(d)(3)	Confidentiality Agreement, dated as of April 11, 2016, between Oracle Corporation and Opower, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Opower, Inc. on May 16, 2016).

(d)(4)	Exclusivity Agreement, dated as of April 16, 2016, between Opower, Inc. and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Opower, Inc. on May 16, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 16, 2016

Olympus II Acquisition Corporation

By:	/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President & Secretary

OC Acquisition LLC

By:	/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President

Oracle Corporation

By:	/s/ Brian S. Higgins
	Name:	Brian S. Higgins
	Title:	Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 16, 2016.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement dated May 16, 2016.*

(a)(5)(A)	Press Release issued by Oracle Corporation on May 2, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on May 3, 2016).

(a)(5)(B)	General Presentation issued by Oracle Corporation on May 2, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on May 3, 2016).

(a)(5)(C)	FAQ issued by Oracle Corporation on May 2, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on May 3, 2016).

(a)(5)(D)	Customer and Partner Letter issued by Oracle Corporation on May 2, 2016 (incorporated by reference to the Schedule TO filed by Oracle Corporation on May 3, 2016).

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 1, 2016, by and among Opower, Inc., OC Acquisition LLC, Olympus II Acquisition Corporation and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Opower, Inc. with the SEC on May 2, 2016).

(d)(2)	Form of Tender and Support Agreement (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Opower, Inc. on May 16, 2016).

(d)(3)	Confidentiality Agreement, dated as of April 11, 2016, between Oracle Corporation and Opower, Inc. (incorporated by reference to Exhibit (e)(2) to the Schedule 14D-9 filed by Opower, Inc. on May 16, 2016).

(d)(4)	Exclusivity Agreement, dated as of April 16, 2016, between Opower, Inc. and Oracle Corporation (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by Opower, Inc. on May 16, 2016).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith